UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 000-11917

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Davey 401KSOP and ESOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

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The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2013

TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

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The Davey 401KSOP and ESOP
December 31, 2013

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

		By:	The Davey Tree Expert Company as Plan Administrator

		By:	/s/ Joseph R. Paul
Date:	June 17, 2014		Joseph R. Paul
Chief Financial Officer and Secretary

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The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statement of Net Assets Available for Benefits--December 31, 2013	F-2

Statement of Net Assets Available for Benefits--December 31, 2012	F-3

Statement of Changes in Net Assets Available for Benefits-- Year ended December 31, 2013	F-4

Notes to Financial Statements--December 31, 2013	F-5

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2013	F-15

All other schedules are omitted as not applicable or not required.

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Report of Independent Registered Public Accounting Firm

Plan Administrator
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio
June 17, 2014

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The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2013

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2013
Assets
Investments, at fair value:
Common shares	$102,417,662	$9,373,037	$111,790,699
Mutual funds	—	70,504,641	70,504,641
Common collective trust funds	—	6,284,167	6,284,167
Total investments	102,417,662	86,161,845	188,579,507

Receivables:
The Davey Tree Expert Company contributions	2,123,121	—	2,123,121
Participants' contributions	—	6,317	6,317
Participant receivables transferred from other plans	—	—	—
Total receivables	2,123,121	6,317	2,129,438
Net assets with investments at fair value	104,540,783	86,168,162	190,708,945

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(6,278)	(6,278)

Net assets available for benefits	$104,540,783	$86,161,884	$190,702,667

See notes to financial statements.

Index

The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2012

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2012
Assets
Investments, at fair value:
Common shares	$93,804,969	$8,386,808	$102,191,777
Mutual funds	—	54,707,810	54,707,810
Common collective trust funds	—	6,551,878	6,551,878
Total investments	93,804,969	69,646,496	163,451,465

Receivables:
The Davey Tree Expert Company contributions	2,574,101	—	2,574,101
Participants' contributions	—	95,685	95,685
Participant receivables transferred from other plans	—	17,718	17,718
Total receivables	2,574,101	113,403	2,687,504
Net assets with investments at fair value	96,379,070	69,759,899	166,138,969

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(184,579)	(184,579)

Net assets available for benefits	$96,379,070	$69,575,320	$165,954,390

See notes to financial statements.

Index

The Davey 401KSOP and ESOP
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2013

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed	Total
	Company Stock	Investment	Year Ended
	Fund	Funds	December 31, 2013

Additions to net assets attributed to:
Contributions:
Participants	$—	$6,019,624	$6,019,624
The Davey Tree Expert Company:
Common shares	2,174,150	—	2,174,150
Participant receivables collected	—	12,646	12,646
Net appreciation in fair value of investments	12,395,784	13,623,821	26,019,605
Interest income	—	424	424
Dividends	719,559	960,008	1,679,567
Total additions	15,289,493	20,616,523	35,906,016

Deductions from net assets attributed to:
Distributions to participants:
Cash	5,326,835	4,019,756	9,346,591
Common shares	1,672,929	—	1,672,929
Administrative expenses	128,016	10,203	138,219
Total deductions	7,127,780	4,029,959	11,157,739

Net increase	8,161,713	16,586,564	24,748,277

Net assets available for benefits:
Beginning of year	96,379,070	69,575,320	165,954,390
End of year	$104,540,783	$86,161,884	$190,702,667

See notes to financial statements.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

A.	Description of the Plan

The following description of The Davey 401KSOP and ESOP (the “Plan”) provides general information about the Plan's provisions. The Davey Tree Expert Company is the Plan Sponsor (the "Company" and "Sponsor"). Participants should refer to the Plan document for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan Sponsor.
The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).
General--The Plan is a defined contribution plan covering substantially all eligible employees of the Company and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.
The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan, was last amended and restated effective January 1, 2010. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.
Reliance Trust Company serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. serves as trustee for all other assets of the Plan. Both Reliance and Wells Fargo provide custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.
Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($17,500 for 2013, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. Effective January 2009, the Company implemented enhanced benefits to the Davey 401KSOP and ESOP, which increased the annual matching contribution to a potential maximum of 100% for the first one percent and 50% of the next three percent, limited to the first four percent of the participant's compensation deferred each year.
Participant Accounts--Each participant's account is (a) credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) plan earnings, and (b) charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.
Vesting--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

A.	Description of the Plan (continued)

Investment Options--Participants were provided with the following fund options, as of December 31, 2013, and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

Wells Fargo Advantage Dow Jones Target Today Fund--Invests in a diversified portfolio of money market funds, bonds and stocks (with a smaller focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2010 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2015 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2020 Fund--Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2025 Fund--Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2030 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2035 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2040 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2045 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2050 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2055 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

A.	Description of the Plan (continued)

JPMorgan Large Cap Growth Select Fund--Invests primarily in equity securities of large well-established companies, with long-term capital growth potential.

American Beacon Large Cap Value Fund--Invests in equity securities of large market capitalization U.S. companies.

Ivy Mid Cap Growth Y Fund--Invests in common stocks of mid-sized companies, designed to provide growth of capital.

Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

T. Rowe Price Small Cap Stock Adv Fund--Invests in stocks of small sized companies with long-term capital growth potential.

Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small-sized companies.

PIMCO Total Return Fund Admin--Invests in common and preferred stocks of foreign companies.

Harbor International Fund Instl--Invests in common and preferred stocks of foreign companies.

Wells Fargo Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Wells Fargo Stable Return Fund N35--Invests in high-grade money market instruments.

The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

Payments of Benefits--Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of The Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either common shares or cash. Shares of The Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of common shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

A.	Description of the Plan (continued)

Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. At December 31, 2013, forfeited accounts totaled $777,961.
Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.
Participant Receivables Transferred from Other Plans--During 2008, the assets of The Care of Trees Employee Stock Ownership Plan and the assets of The Care of Trees, Inc. Deferred Compensation and Profit Sharing Plan were transferred into this Plan. Included in the assets transferred were participant receivables for which periodic payment was due at various dates through 2013, with annual interest thereon that ranged from 6% to 10.25%. During 2013, all receivables were either (a) paid or (b) if a participant ceased making payment, the loan was deemed to be a distribution and the participant receivable was reduced and, a benefit payment was recorded.

B.	Summary of Significant Accounting Policies

Basis of Financial Statement Presentation--These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.
Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value.
The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.
Purchases and sales of securities are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

B.	Summary of Significant Accounting Policies (continued)

Adjustment to Contract Value--Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N35 (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is invested in contracts deemed to be fully benefit-responsive. Contract value is the relevant measure to the Plan for the Stable Return Fund because it is the amount that is available for Plan benefits and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

In the statements of net assets available for benefits, the Stable Return Fund, along with the Plan's other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value represents cost plus accrued interest minus redemptions.

Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

C.	Investments and Fair Value Measurements

The following is a summary of assets held for investment.

	December 31, 2013			December 31, 2012
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value

Investment at Fair Value as Determined by Independent Valuation
The Davey Tree Expert Company Common Stock	4,234,496	$111,790,699	*	4,404,818	$102,191,777	*

Investments at Fair Value as Determined by Quoted Market Price
Wells Fargo Advantage Dow Jones Target Today	64,659	702,194		63,028	698,348
Wells Fargo Advantage Dow Jones Target 2010	36,599	481,641		35,561	475,808
Wells Fargo Advantage Dow Jones Target 2015	124,685	1,269,291		114,588	1,148,167
Wells Fargo Advantage Dow Jones Target 2020	329,795	4,976,605		304,529	4,415,675
Wells Fargo Advantage Dow Jones Target 2025	221,522	2,299,402		179,499	1,741,136
Wells Fargo Advantage Dow Jones Target 2030	195,292	3,230,137		168,029	2,515,390
Wells Fargo Advantage Dow Jones Target 2035	281,932	3,058,962		262,105	2,513,586
Wells Fargo Advantage Dow Jones Target 2040	228,214	4,331,499		208,405	3,432,426
Wells Fargo Advantage Dow Jones Target 2045	243,150	2,745,161		214,349	2,077,039
Wells Fargo Advantage Dow Jones Target 2050	162,946	1,758,182		127,823	1,183,644
Wells Fargo Advantage Dow Jones Target 2055	17,900	223,212		9,951	103,387
Janus Twenty Fund Inc	—	—		51,313	3,184,508
JP Morgan Large Cap Growth Select Fund	133,081	4,229,313		—	—
American Beacon Large Cap Value Fund	71,609	1,952,072		66,265	1,361,082
AIM (Invesco) Dynamics Fund Inc	—	—		75,541	1,747,257
Ivy Mid Cap Growth Y Fund	106,950	2,555,039		—	—
Vanguard Index TR Total Stock Market Fund	49,908	2,248,845		38,568	1,327,139
Franklin Small-Mid Cap Growth Fund	—	—		156,112	5,296,884
T. Rowe Price Small Cap Stock Adv Fund	169,332	7,479,379		—	—
Neuberger Berman Genesis Fund	112,282	4,685,524		122,418	3,372,624
Mutual Discovery Fund	362,525	12,050,315	*	336,195	9,504,239	*
PIMCO Total Return Fund Admin	316,983	3,388,546		307,062	3,451,379
Harbor International Fund Instl	10,513	746,553		9,887	614,151
Wells Fargo Index Fund	102,108	6,092,769		96,392	4,543,941

Investments at Estimated Fair Value
Stable Return Fund: Wells Fargo Stable Return Fund N35 **	130,743	6,284,167		138,058	6,549,383
Wells Fargo Money Market Fund	—	—		2,495	2,495
Total Investments		$188,579,507			$163,451,465

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the date indicated.
** The contract value was $6,277,889 as of December 31, 2013 and $6,364,804 as of December 31, 2012.

Index
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

C.	Investments and Fair Value Measurements (continued)

During the year ended December 31, 2013, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

Year Ended
December 31, 2013
The Davey Tree Expert Company common shares	$13,511,389
Mutual funds	12,423,623
Common collective trust funds	84,593
Net appreciation in fair value of investments	$26,019,605

Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are defined as buyers or sellers in the principal or most advantageous market for the asset or liability that are independent of the reporting entity, knowledgeable, and able and willing to transact for the asset or liability.
Valuation Hierarchy--A valuation hierarchy is used for presentation of the inputs to measure fair value. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based on assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The inputs or methodology used for valuing investments are not an indication of the risks associated with the investments.
Valuation Methodology and Valuation Hierarchy Classification
The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of the investments within the valuation hierarchy.
The Davey Tree Expert Company Common Stock Fund--The Davey Tree Expert Company Common Stock Fund is comprised of the Company's common shares and a small portion of short-term investments. The Company's common shares are not listed or traded on an established public trading market and market prices are, therefore, not available. Semiannually, for purposes of the Company's 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm. The peer group at December 31, 2013 consisted of: ABM Industries Incorporated; Comfort Systems USA, Inc.; Dycom Industries, Inc.; FirstService Corporation; MYR Group, Inc.; Pike Electric Corporation; Quanta Services, Inc.; Rollins, Inc.; and The Scotts Miracle-Gro Company. The semiannual valuations are effective for a period of six months and the per-share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans. Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so. The common shares, determined by independent valuation, are classified as Level 2 investments.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

C.	Investments and Fair Value Measurements (continued)

Mutual Funds--Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds--Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments, and are classified as Level 2. The Wells Fargo Stable Return Fund N35 is a common collective trust fund. The Wells Fargo Money Market Fund is valued at cost, which approximates fair value, and is classified within Level 2 of the valuation hierarchy.

The Plan's investments measured at fair value on a recurring basis at December 31, 2013 were as follows:

		Fair Value Measurements at December 31, 2013 Using:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
Investments Recorded at Fair Value on a Recurring Basis	Value at	active markets	inputs	inputs
	December 31, 2013	(Level 1)	(Level 2)	(Level 3)

Common shares	$111,790,699	$—	$111,790,699	$—
Mutual funds	70,504,641	70,504,641	—	—
Common collective trust funds	6,284,167	—	6,284,167	—
	$188,579,507	$70,504,641	$118,074,866	$—

The Plan's investments measured at fair value on a recurring basis at December 31, 2012 were as follows:

		Fair Value Measurements at December 31, 2012 Using:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
Investments Recorded at Fair	Value at	active markets	inputs	inputs
Value on a Recurring Basis	December 31, 2012	(Level 1)	(Level 2)	(Level 3)

Common shares	$102,191,777	$—	$102,191,777	$—
Mutual funds	54,707,810	54,707,810	—	—
Common collective trust funds	6,551,878	—	6,551,878	—
	$163,451,465	$54,707,810	$108,743,655	$—

Index
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

D.	Concentration of Market Risks and Other Uncertainties

The Plan had investments in the common stock of The Davey Tree Expert Company at December 31, 2013 of $111,790,699, approximating 58.6% of net assets, and at December 31, 2012 of $102,191,777, approximating 61.6% of net assets.

The investments in the common stock of The Davey Tree Expert Company are exposed to market risk--the potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

E.	Transactions with Party-in-Interest

Certain plan investment choices include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Fees paid to trustees during 2013 totaled $87,190.

F.	Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts, to the extent not already vested.

G.	Tax Status of the Plan

The Internal Revenue Service (the "IRS") has determined and informed the Company, in a letter dated September 17, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liabilities in the financial statements if the Plan has taken uncertain tax positions that more-likely-than-not, based solely on technical merits, would not be sustained upon examination by the IRS. Plan management has evaluated the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition.

The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired. Plan management believes it is no longer subject to income tax examinations for years prior to 2010. Currently, no audits relative to the Plan are in progress.

Index
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2013

H.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits and net increase (decrease) in net assets available for benefits between the accompanying financial statements and the Form 5500, “Annual Return/Report of Employee Benefit Plan,” follows:

	As of December 31,
	2013	2012
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$190,702,667	$165,954,390
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,278	184,579
Net assets available for benefits per the expected Form 5500, at fair value	$190,708,945	$166,138,969

		Year Ended
		December 31, 2013
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements		$24,748,277
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
At the beginning of the year		(184,579)
At the end of the year		6,278
		(178,301)
Net increase in net assets available for benefits per the expected Form 5500		$24,569,976

Index

The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Line 4i--Schedule of Assets
(Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor or Similar Party	Investment	Cost	Value

*	The Davey Tree Expert Company (A)	Common Stock; 4,234,496 shares	$27,390,469	$111,790,699
	Mutual Funds:
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target Today Fund--64,659 shares	**	702,194
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2010 Fund--36,599 shares	**	481,641
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2015 Fund--124,685 shares	**	1,269,291
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2020 Fund--329,795 shares	**	4,976,605
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2025 Fund--221,522 shares	**	2,299,402
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2030 Fund--195,292 shares	**	3,230,137
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2035 Fund--281,932 shares	**	3,058,962
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2040 Fund--228,214 shares	**	4,331,499
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2045 Fund--243,150 shares	**	2,745,161
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2050 Fund--162,946 shares	**	1,758,182
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2055 Fund--17,900 shares	**	223,212
	JPMorgan	JPMorgan Large Cap Growth Select Fund-- 133,081 shares	**	4,229,313
	American Beacon	American Beacon Large Cap Value Fund--71,609 shares	**	1,952,072
	Ivy Funds Group	Ivy Mid Cap Growth Y Fund-- 106,950 shares	**	2,555,039
	Vanguard	Vanguard Index TR Total Stock Market Fund-- 49,908 shares	**	2,248,845
	T. Rowe Price	T. Rowe Price Small Cap Stock Adv Fund--169,332 shares	**	7,479,379
	Neuberger Berman Group	Neuberger Berman Genesis Fund--112,282 shares	**	4,685,524
	Franklin Templeton	Mutual Discovery Fund-- 362,525 shares	**	12,050,315
	PIMCO	PIMCO Total Return Fund Admin--316,983 units	**	3,388,546
	Harbor Group	Harbor International Fund Instl-- 10,513 shares	**	746,553
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Index Fund-- 102,108 units	**	6,092,769

	Common Collective Trust Funds:
*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Stable Return Fund N35--130,743 units	5,693,100	6,284,167
*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Money Market Fund--No units	—	—
		Investments at Fair Value		$188,579,507

*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments
(A)	Nonparticipant and participant directed

Index

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed Herewith